FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of September, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



September 07, 2007
                                              BY: /s/ Isao Ishizaka
                                                  Isao Ishizaka
                                                  General Manager
                                                  General Affairs Department
                                                  Administration Group





                                                    TDK  Corporation
                                                    1-13-1,Nihonbashi, Chuo-ku,
                                                    Tokyo, 103-8272 Japan
                                                    Tel:81-3-5201-7100
                                                    Fax:81-3-5201-7110

                                                              September 7, 2007
The London Stock Exchange
10 Paternoster Square
London EC4M 7LS
U.K.

                         TDK CORPORATION (the "Company")
  Notice of Record Date for Interim Dividend and Amount of Proposed Dividend


Dear Sirs:

Pursuant to Chapter 17-37 of The Listing Rules of UK Listing Authority in connection with the listing of shares of Common Stock of the Company on London Stock Exchange, set forth below are the record date for the proposed payment of an interim dividend and the estimated amount of such dividend, subject to the approval of the Board of Directors of the Company at the board meeting to be held on October 31, 2007.

- Record date:                               September 30, 2007 (Japan Time)

- Estimated amount of proposed interim
  dividend subject to the above resolution:  Yen 60.00 per share of Common Stock

- The amount of the proposed interim dividend set out above is an approximate estimate. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the above amount will, in fact, be declared at the aforesaid Board meeting. The Directors' complete discretion to recommend and declare such higher or lower amount as they think fit at the aforesaid Board meeting shall not be limited nor affected hereby in any respect.

- Payment commencement date:                 December 7, 2007 (Japan Time)


                                                  Very truly yours,

                                                   TDK CORPORATION


                                                BY: /s/ Isao Ishizaka
                                                        Isao Ishizaka
                                                        General Manager
                                                        of General Affairs Dept.